EXHIBIT 1.1

April 7, 2008

Craig Uness
Pacific Seafoods Inc.
16797 SE 130th Avenue
Clackamas, OR 97015

Dear Mr. Uness:

This letter, when signed by Pacific Seafoods Inc. and Converted Organics Inc., will serve as the contract describing our agreement with respect to the manufacture, distribution and sale of two fish by-product fertilizers to be manufactured, sold, and distributed by Converted Organics Inc. using fish by-products produced by Pacific Seafoods Inc. (the “Agreement”).

Pacific Seafoods Inc. Obligations:

Pacific Seafoods will:

•	Deliver by-products generated from its processing operations in Eureka, California to Converted Organics at the Eureka site;

•	Invest up to $250,000 to fund the acquisition of certain processing equipment and storage tanks as directed by Converted Organics;

•	Make space available at the Eureka site to accommodate processing and storage equipment; and

•	Not sell or otherwise convey or deliver the fish by-products to any other party so long as this Agreement is in effect.

Converted Organics Inc. Obligations:

Converted Organics will:

•	Partially process the by-product at the Eureka site and will cause the partially treated product to be delivered to the Converted Organics plant in Gonzales, CA where Converted Organics will complete the manufacturing process;

•	Determine and obtain, using the Pacific Seafoods contribution described above, the appropriate equipment to undertake the partial processing at the Eureka site as well as the equipment needed to finish the processing and storage for the product at its Gonzales facility;

•	Market, sell and distribute the two fertilizers; and

•	Keep proper accounts relative to the revenues and profits generated from the sale of the two products.

Joint Obligations:

Pacific Seafoods and Converted Organics agree:

•	To continue this transaction for a period of two years, unless this Agreement is terminated in a manner described below under the caption Termination;

•	To determine accounting practices, in accordance with generally acceptable accounting principles consistently applied, to determine the net profit derived from the sale of the two fertilizer products;

•	To equally divide the profits from the sale of the two fertilizer products; and

•	To collaborate on the practices and methods described herein to improve the processes and increase the profitability of the transaction for the mutual benefit of both parties.

General Provisions:

Term and Termination

Either party may terminate this Agreement upon the breach of any of the terms herein contained by the nonterminating party upon thirty (30) days written notice; provided that if during said thirty (30) days the party so notified cures the breach complained of then this Agreement shall continue in full force and effect.

In the event this Agreement shall be terminated Converted Organics shall promptly make an accounting of the inventory of the two fertilizer products which it has in process or on hand as of the date of such termination and it shall then have the right, for a period of three (3) months after said termination, to sell such inventory provided that the profit from the sales shall be subject to the provisions of this Agreement. Further, in the event of a termination of this Agreement, the equipment purchased with the Pacific Seafoods $250,000 contribution shall be made available to Pacific Seafoods.

In the event that further lawful performance of this Agreement or any part hereof by either party shall be rendered impossible by or as a consequence of any law, regulation, order, rule, direction, priority, seizure, allocation, requisition, or any other official action by any department, bureau, board, administration or other instrumentality or agency or any government or political subdivision thereof having jurisdiction over such party, such party shall not be considered in default hereunder by reason of any failure to perform occasioned thereby.

Publicity

Except as required by law, neither party shall originate any publicity, news release, or other public announcement, written or oral, whether to the public press, to stockholders, or otherwise, relating to this Agreement to any amendment thereto or to performance hereunder or the existence of an arrangement between the parties without the prior written approval of the other party.

Consents

Neither party shall unreasonably withhold its consent or agreement when such consent or agreement is required hereunder or is requested in good faith by the other party hereunder.

Assignment

This Agreement is unassignable by either party except with the prior written consent of the other and except that it may be assigned without consent to a corporate successor of either party or to a person or corporation acquiring all or substantially all of the business and assets of either party.

Notices

All notices to be given by each party to the other shall be made in writing by facsimile and confirmed by Registered or Certified Mail, return receipt requested, and addressed, respectively, to the parties at the following:

To Pacific Seafoods:

Pacific Seafood Inc.

16797 SE 130th Avenue

Clackamas, OR 97015

Att: COO

Facsimile No. 503 905 4200

Copy to: General Counsel

To Converted Organics:

Converted Organics Inc

7A Commercial Wharf West

Boston, MA 02110

Att: CEO

Facsimile No. 617 624 0111

Copy to: General Counsel

Any notice shall be effective as of its date of receipt.

Status

Each party to this Agreement is an independent contractor and neither it nor any of its employees, agents or distributors are considered to be employees of the other party for any purpose. No agency, partnership or joint venture is created or intended by this Agreement.

Integrated Agreement

This Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions or warranties among the parties other than those set forth herein provided for.

Headings

The headings, titles and subtitles used in this Agreement are for ease of reference only and shall not control or affect the meaning or construction of any provision hereof.

Applicable Law and Venue

This Agreement shall be construed and enforced under the laws of the State of California.

Attachments

The quantity of by-product to be delivered, the estimated costs for manufacturing the product, and other costs and sales estimates are included in Attachment A to this letter Agreement identified as Pro Forma 2008.

Agreed and Accepted:

Pacific Seafoods Inc.	Converted Organics Inc.
Craig Urness General Counsel	Edward J. Gildea President & CEO

Attachment A

Pro Forma 2008

Pacific Choice Seafoods Company
Eureka, CA 95501
Bi-Product Generation (Under Maximum Production)
				Crab Shell	Crab Shell
	Groundfish	Whiting	Shrimp	Cooked	Raw
Dec	60,000	—	—	50,000	300,000
Jan	100,000	—	—	50,000	200,000
Feb	200,000	—	—	40,000	50,000
Mar	200,000		—	30,000	—
Apr	300,000	1,000,000	150,000	30,000	—
May	300,000	1,000,000	200,000	30,000	—
Jun	400,000	—	200,000	30,000	—
Jul	400,000	—	200,000	30,000	—
Aug	400,000	—	150,000	30,000	—
Sep	400,000	—	150,000	30,000	—
Oct	300,000	—	—	30,000	—
Nov	250,000	—	—	40,000	50,000

	3,310,000	2,000,000	1,050,000	420,000	600,000	7,380,000	Pounds

						3,690	Tons

Daily Maixmum	35,000	125,000	15,000	5,000	40,000